SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34794

December 30, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of December 2022. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

January 24, 2023, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Anchor Series Trust [File No. 811-03836]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to SunAmerica Series Trust, and on November 8, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $541,860 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on December 6, 2022.

Applicant's Address: egluck@willkie.com

Global Beta ETF Trust [File No. 811-23450]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 29, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $9,500 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Dates: The application was filed on October 17, 2022, and amended on December 12, 2022.

Applicant's Address: mschapiro@stradley.com.

SunAmerica Equity Funds [File No. 811-04801]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Strategic Trust, and on July 16, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $7,150,960 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 23, 2022.

Applicant's Address: egluck@willkie.com

SunAmerica Money Market Funds, Inc. [File No. 811-03807]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 13, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $7,150,960 incurred in connection with the liquidation were paid by the fund's investment adviser.

Filing Date: The application was filed on November 23, 2022.

Applicant's Address: egluck@willkie.com

SunAmerica Series, Inc. [File No. 811-07797]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Strategic Trust and Touchstone Funds Group Trust, and on July 16, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $7,150,960 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 23, 2022.

Applicant's Address: egluck@willkie.com

SunAmerica Specialty Series [File No. 811-21482]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Strategic Trust and Touchstone Funds Group Trust, and on July 16, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $7,150,960 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 23, 2022.

Applicant's Address: egluck@willkie.com

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Lynn Taylor
Assistant Secretary